AM
7-12-2005



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



SEC MAIL
RECEIVED
MAY 3
WASH, D.C.
152
SECTION

NAME OF BROKER-DEALER: Sauer, Dazey Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth
(No. and Street)

St. Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew C. Dazey (314) 725-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk, Fasani, Ramsey, Kruse & Co., P.C.
(Name – *if individual, state last, first, middle name*)

104 West Adams Avenue	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 9/13/05

OATH OR AFFIRMATION

I, Andrew C. Dazey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sauer, Dazey Investment Company, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lynn M. Nikolaisen
Notary Public, State of Missouri
St. Louis County
Expires 3/31/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAUER, DAZEY INVESTMENT COMPANY

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED MARCH 31, 2005

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

SAUER, DAZEY INVESTMENT COMPANY

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year Ended March 31, 2005

TABLE OF CONTENTS

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Sauer, Dazey Investment Company

We have audited the accompanying statement of financial condition of Sauer, Dazey Investment Company (a wholly owned subsidiary of Orion Investment Company) as of March 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sauer, Dazey Investment Company as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information contained on pages 7 through 11 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hauk, Fasani, Ramsey, Kruse & Company, P.C.

May 18, 2005

104 WEST ADAMS AVENUE • ST. LOUIS, MISSOURI 63122 • PHONE 314-909-0059 • FAX 314-909-1981

SAUER, DAZEY INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

March 31, 2005

ASSETS

Assets:	
Cash	$ 7,876
Money market account	151,651
Cash deposit with clearing broker	25,000
	184,527
Commissions receivable	7,920
	$ 192,447

STOCKHOLDER'S EQUITY

Stockholder's equity:	
Common stock, par value $10 per share; authorized 3,000 shares, 1,000 shares issued and outstanding	$ 10,000
Paid-in capital	19,410
Retained earnings	163,037
	$ 192,447

The accompanying notes are an integral part of these financial statements.

SAUER, DAZEY INVESTMENT COMPANY

STATEMENT OF INCOME

Year Ended March 31, 2005

Revenues:		
Commissions	$	158,645
Interest and dividends		3,492
Total revenues		162,137
Expenses:		
Operating expenses		39,468
Brokerage and clearing fees		37,438
Administrative expenses		13,151
Total expenses		90,057
Net income	$	72,080

The accompanying notes are an integral part of these financial statements.

SAUER, DAZEY INVESTMENT COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended March 31, 2005

	No. of Shares	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at March 31, 2004	1,000	$ 10,000	$ 19,410	$ 155,957	$ 185,367
Net income				72,080	72,080
Dividends paid to parent company ($95 per share)				(65,000)	(65,000)
Balance at March 31, 2005	1,000	$ 10,000	$ 19,410	$ 163,037	$ 192,447

The accompanying notes are an integral part of these financial statements.

SAUER, DAZEY INVESTMENT COMPANY

STATEMENT OF CASH FLOWS

Year Ended March 31, 2005

Cash flows from operating activities:		
Net income	$	72,080
Adjustments to reconcile net income to net cash used for operating activities:		
Increase in commissions receivable		(2,631)
Net cash provided by operating activities		69,449
Cash flows used for financing activities:		
Dividends paid		(65,000)
Increase in cash		4,449
Cash at the beginning of year		180,078
Cash at the end of year	$	184,527

Cash at the end of year was comprised of:		
Cash and money market account	$	159,527
Cash deposit with clearing broker		25,000
	$	184,527

The accompanying notes are an integral part of these financial statments.

SAUER, DAZEY INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS
March 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity - Sauer, Dazey Investment Company (the Company) is a wholly owned subsidiary of Orion Investment Company (Orion) which is a registered investment adviser. The Company is a registered broker/dealer and clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Revenue Recognition - Commission revenues and expenses related to security transactions, which are cleared through another broker/dealer, are recorded on a settlement date basis. Reporting such transactions on a trade date basis would not result in any material differences to the financial statements.

Income Taxes - The Company and Orion file consolidated federal and Missouri income tax returns. No provision for income taxes was required for the consolidated income tax returns for the year ended March 31, 2005. If Sauer, Dazey Investment Company had filed separate income tax returns, the income tax liability would approximate $18,000.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk - Sauer, Dazey Investment Company is located in St. Louis, Missouri. Most of its clients are individuals who reside in the St. Louis metropolitan area.

The Company maintains an account with a bank and two cash accounts with a securities broker/dealer. The bank provides $100,000 of deposit insurance through the Federal Depositors Insurance Corporation. The securities broker/dealer provides the same amount of coverage through the Securities Investor Protection Corporation. The securities broker/dealer has also purchased additional coverage for the entire net asset value of each account. There were no amounts in excess of insured limits at March 31, 2005.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the Company's resulting net capital is less than $50,000 or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. The Company's net capital and the required minimum net capital were $188,914 and $50,000 respectively at March 31, 2005, resulting in net capital of $138,914 in excess of the minimum required.

3. RELATED PARTY TRANSACTIONS

The company entered into an agreement regarding allocation of operating expenses with Orion whereby expenses are paid on a monthly basis to compensate for salaries to officers and employees, occupancy and equipment expenses. Operating expenses were $39,468 for the year ended December 31, 2004.

ADDITIONAL INFORMATION PURSUANT TO SEC RULE 17a-5

Part IIA
17a-5(a) Quarterly
March 2005

User Id: ADAZEY1 SAUER, DAZEY INVESTMENT COMPANY Firm Id: 16085

Archived
Cover
Assets
Liabilities
Income
Exemptive Provision
Net Capital
Scheduled Withdrawals
Statement of Changes

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 192,447 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 192,447 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 192,447 [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 0 [3540]
   B. Secured demand note deficiency — [3590]
   C. Commodity futures contracts and spot commodities proprietary capital charges — [3600]
   D. Other deductions and/or charges — [3610] — 0 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 192,447 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1,

No material differences exist between the computation above and the one filed by Sauer, Dazey Investment Company on FOCUS Report Part IIA as of March 31, 2005

A. Contractual securities commitments [3660]

B. Subordinated securities borrowings [3670]

C. Trading and investment securities:

1. Exempted securities [3735]

2. Debt securities [3733]

3. Options [3730]

4. Other securities 3,533 [3734]

D. Undue Concentration [3650]

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-3,533 [3740]

10. Net Capital 188,914 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	138,914 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	188,914 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 0 [3790]

17. Add:

A. Drafts for immediate credit [3800]

B. Market value of securities borrowed for which no [3810]

No material differences exist between the computation above and the one filed by Sauer, Dazey Investment Company on FOCUS Report Part IIA as of March 31, 2005

equivalent value is paid or credited

C. Other unrecorded amounts(List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 0 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

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No material differences exist between the computation above and the one filed by Sauer, Dazey Investment Company on FOCUS Report Part IIA as of March 31, 2005

User Id: ADAZEY1 SAUER, DAZEY INVESTMENT COMPANY Firm Id: 16085

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm (s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

Next Section

No material differences exist between the computation above and the one filed by Sauer, Dazey Investment Company on FOCUS Report Part IIA as of March 31, 2005

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Sauer, Dazey Investment Company

In planning and performing our audit of the financial statements of Sauer, Dazey Investment Company for the year ended March 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including, tests of compliance with such practices and procedures during the period from April 1, 2004 to March 31, 2005) followed by Sauer, Dazey Investment Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

104 WEST ADAMS AVENUE • ST. LOUIS, MISSOURI 63122 • PHONE 314-909-0059 • FAX 314-909-1981

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report as considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at March 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Hauk, Fasani, Ramsey, Kruse & Company, P.C.

May 18, 2005